ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-169984
Dated October 18, 2010

October 18, 2010
Ivanhoe Mines initiates strategic rights offering
open to all shareholders on a dilution-free, equal participation basis
Financing will support progress toward early start-up
of Oyu Tolgoi copper-gold complex in Mongolia
LONDON, ENGLAND — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines, announced today that the company is launching a strategic, conditional rights offering in which all existing shareholders, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares.
The rights offering is expected to raise between approximately US$800 million to US$1.0 billion.
“The goal of the offering is to ensure that Ivanhoe Mines remains in a strong financial position to bring the Oyu Tolgoi copper-gold mining complex into operation ahead of schedule in 2012 and to reinforce the company’s independence to pursue strategic alternatives to protect and enhance shareholder value,” Mr. Friedland said.
The Ivanhoe Mines Board of Directors unanimously approved the rights offering on October 15. A preliminary prospectus for the offering has been filed with securities regulators in Canada and the United States. Full details of the offering, including pricing, will be disclosed in the subsequent filing of a final prospectus.
Mr. Friedland, the founder and largest individual shareholder of Ivanhoe Mines, intends to participate in the rights offering to the maximum permitted level to maintain his present 18.3% ownership stake in the company’s future.
“Successful completion of this offering will significantly de-risk the Oyu Tolgoi project, which we are developing in partnership with the Government of Mongolia to be one of the world’s largest and lowest-cost copper and gold producers,” Mr. Friedland said.
“We already have 5,300 people working on the project and Oyu Tolgoi LLC is investing $58 million in skills training, instruction centres and scholarships so Mongolians can play key roles in building a sustainable future by developing their mineral endowment.”
Mr. Friedland said discussions are progressing with a group of international financial institutions on a separate debt-financing package that is expected to close in the first half of 2011. The proposed multi-billion-dollar package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered.

“In the meantime, the Ivanhoe Mines Board of Directors has chosen to proceed with a rights offering as the best of several available alternative measures to help secure the independence and flexibility of the company to maintain the accelerated construction schedule at Oyu Tolgoi and to establish a financing bridge to the planned debt package.”
Subject to applicable law, a rights certificate and a prospectus will be mailed to each shareholder after a record date has been set for issuance of the rights in conjunction with the filing of the final prospectus. The rights offering will be open for exercise for at least 21 days from the date of mailing to shareholders.
In keeping with international practice in rights offerings, each new common share of Ivanhoe Mines available for purchase by rights holders will be offered at a discount to the company’s current market price. Subject to applicable law, all Ivanhoe Mines shareholders will have the choice of deciding whether to participate and, by doing so, to maintain their existing levels of ownership. It means, for example, that an individual shareholder with a one per cent stake in Ivanhoe will be issued rights to buy a maximum number of new shares that would maintain that shareholder’s stake at one per cent following completion of the offering.
The completion of the rights offering also is conditional on at least 85% of the rights being exercised by holders, but this condition can be waived at the sole discretion of Ivanhoe Mines.
An application will be submitted to the Toronto Stock Exchange to approve the listing of the rights and the common shares issuable upon the exercise of the rights. Similar applications also will be made to the New York Stock Exchange and the Nasdaq Stock Market to admit the rights for trading and list the common shares issuable upon the exercise of the rights, subject to Ivanhoe Mines fulfilling listing requirements.
Shareholders who do not wish to exercise their rights to buy new common shares under the offering plan will have the option of selling the rights that they receive from the company through the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market, where the rights will trade for at least 21 days. Shareholders who do not exercise all of their rights consequently will have their present ownership interests in Ivanhoe Mines, as a percentage of the total outstanding common shares, reduced as a result of the rights offering.
Rio Tinto, as an accredited shareholder, will be fully entitled to exercise its rights in the offering announced today. Rio Tinto currently owns 34.9% of Ivanhoe’s common shares. Ivanhoe Mines believes that the rights offering is exempt from Rio Tinto’s right of first offer to acquire shares issued by Ivanhoe Mines under terms of Ivanhoe’s 2006 five-year private-placement agreement with Rio Tinto.
Citi has been appointed dealer manager for the rights offering.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering or debt-financing package will be successfully completed in the future, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” included in the preliminary prospectus or in the Company’s Annual Information Form, both filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or the dealer manager participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.